               Section 240.14a-101  Schedule 14A.
          Information required in proxy  statement.
                 Schedule 14A Information
   Proxy Statement Pursuant to Section 14(a) of the Securities
                      Exchange Act of 1934
                       (Amendment No. 1)
Filed by the Registrant [ ]
Filed by a party other than the Registrant [X]
Check the appropriate box:
[X]  Preliminary Proxy Statement
[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[ ]  Definitive Proxy Statement
[ ]  Definitive Additional Materials
[ ]  Soliciting Material Pursuant to Section 240.14a-11(c) or Section
     240.14a-12

                  REXENE CORPORATION
 .................................................................
     (Name of Registrant as Specified In Its Charter)


                       GUY P. WYSER-PRATTE
                             AND
                       SPEAR, LEEDS & KELLOGG
 .................................................................
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)


Payment of Filing Fee (Check the appropriate box):
[X]  No fee required
[ ]  Fee computed on table below per Exchange Act Rules 14a-6(i)(1)
           and 0-11

     (1) Title of each class of securities to which transaction applies:


     ............................................................

     (2) Aggregate number of securities to which transaction applies:


     .......................................................

     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):


     .......................................................

     (4) Proposed maximum aggregate value of transaction:


     .......................................................

     (5)  Total fee paid:


     .......................................................

[ ]  Fee paid previously with preliminary materials.
[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          (1) Amount Previously Paid:


          .......................................................

          (2) Form, Schedule or Registration Statement No.:


          .......................................................

          (3) Filing Party:


          .......................................................

          (4) Date Filed:


          .......................................................

                      SOLICITATION OF AGENT DESIGNATIONS

                             IN CONNECTION WITH THE

                    CALL OF A SPECIAL MEETING OF STOCKHOLDERS

                                       OF

                               REXENE CORPORATION

                                 --------------------

                             SOLICITATION STATEMENT

                                       OF

                             MR. GUY P. WYSER-PRATTE

                            Wyser-Pratte & Co., Inc.

                                 63 Wall Street

                            New York, New York 10005
                                 (212) 495-5350

                                       and

                             SPEAR, LEEDS & KELLOGG

                                  120 Broadway

                            New York, New York 10271
                                 (212) 433-7000

                                 --------------------



        This Solicitation Statement and the accompanying GOLD Agent Designation card are being furnished to holders of outstanding common stock, par value $.01 per share (the "Common Stock"), of Rexene Corporation, a Delaware corporation ("Rexene" or the "Company"), in connection with the solicitation of appointments of Designated Agents ("Agent Designations") from holders of the Common Stock. The Agent Designations are being solicited by Guy P. Wyser-Pratte ("Wyser-Pratte"), Wyser-Pratte & Co., Inc. ("WPC"), and Spear, Leeds & Kellogg ("Spear, Leeds") (collectively, the "Soliciting Group") to provide for the call of a special meeting of the Company's stockholders (the "Special Meeting") for the purposes of considering and voting upon certain proposals, including proposals targeted at replacing the Company's current Board of Directors (the "Board") and preventing the Board from conducting a prolonged resistance to certain takeover bids without stockholder approval, as described below under the heading "Special Meeting Proposals." Under the Company's Certificate of Incorporation (the "Certificate of Incorporation"), a special meeting of stockholders may be called "at any time by . . . the holders of a majority of the then outstanding shares of the Company's Common Stock" (the "Requisite Holders").

    This Solicitation Statement and the accompanying GOLD Agent Designation card are first being sent to stockholders of the Company on or about December --, 1996. Agent Designations should be delivered as promptly as possible, by fax or by mail (using the enclosed envelope), to the Soliciting Group's information agent, MacKenzie Partners, Inc. ("MacKenzie Partners"), 156 Fifth Avenue, New York, New York 10010, Fax: (212) 929-0308.

        THE FAILURE TO EXECUTE AND RETURN THE GOLD AGENT DESIGNATION WILL HAVE THE SAME EFFECT AS OPPOSING THE CALL OF THE SPECIAL MEETING.

                      REASONS FOR THE SOLICITATION


        During July and August of this year the Huntsman Corporation ("Huntsman") made proposals to acquire the outstanding shares of Rexene's Common Stock at prices of $14 and $15 per share. Although the offers represented a substantial premium above the closing market price on the day prior to the initial offer, both proposals were unanimously rejected by the Board. During the next two months there were several meetings between Huntsman and Rexene, and the Soliciting Group filed a Schedule 13D relating to its stock ownership in the Company.

        On October 29, 1996, Rexene received a letter from Jon Huntsman, Chairman and Chief Executive Officer of Huntsman, proposing to acquire all of the Company's outstanding shares in a cash merger at a price of $16 per share (representing a premium of over 72% over the Company's closing stock price on the day prior to Huntsman's initial offer). Huntsman and Rexene then entered into discussions which, according to the Company, were later terminated over disagreements relating to the structure of a possible transaction.

        On December 4, 1996, Huntsman issued a press release in which it expressed its continuing interest in acquiring the Company. The press release quoted Mr. Huntsman as saying that "We believe that our company is uniquely situated to offer the fullest price possible" and that "[b]ased on our recent experiences with Rexene and its advisors, we believe that Rexene does not have a sincere and serious intent to sell the company and maximize shareholder value." A December 9, 1996 article in "Mergers and Restructurings" reported that a Huntsman spokesman had reaffirmed its interest in acquiring Rexene.

        Although the Company has since declared that the Board "continues to maintain an open attitude," it has also stated on more than one occasion--most recently, in its Preliminary Revocation Solicitation Statement--that now is not a "propitious time" to sell the Company. Based on those statements and actions taken by the Company in response to the Huntsman proposals, the Soliciting Group believes that the current Board does not support the goal of maximizing the current value of Rexene's Common Stock. The Soliciting Group believes that maximizing current shareholder value should be the Company's goal and that, under present circumstances, a sale of the Company is likely to be the best way to achieve that objective.

        Although THE AGENT DESIGNATIONS WILL NOT GIVE THE DESIGNATED AGENTS THE RIGHT TO VOTE ANY SHARES, the Soliciting Group now solicits your Agent Designations to call the Special Meeting to adopt two groups of proposals designed to advance the goal of maximizing the current value of Rexene's Common
Stock:

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            One group of proposals (the "Director Replacement  Proposals") would remove all of the ten members of the Board and fill four of the resulting vacancies with nominees, including any substitute nominees, of the Soliciting Group (the "Nominees"). The Director Replacement Proposals would consist of two resolutions: a resolution to remove all the members of the Board (the "Director Removal Resolution") and a resolution to fill four of the resulting vacancies with nominees of the Soliciting Group (the "Election of Directors Resolution"). It is anticipated that the Nominees would cause the Board to reduce its size to a total of four directors (or five directors if Mr. Smith accepts an invitation, which will be extended by the Board after the Special Meeting, for Mr. Smith to remain as Chief Executive Officer and a director of the Company). The Nominees would then constitute a majority of the Board, committed to the goal of maximizing the current value of the Common Stock by selling the Company. The Nominees are Jonathan R. Macey, Robert C. Mauch, Lawrence C. McQuade and James S. Pasman, Jr. Biographical information on each of the
           Nominees   is  set  forth   under  the   caption   "Special   Meeting
           Proposals--Director Replacement Proposals."

            Another group of proposals (the "By-laws Proposals"), which would be proposed for adoption by the shareholders in advance of the Director Replacement Proposals, are intended to facilitate passage of the Director Replacement Proposals and to assist the stockholders of the Company in achieving the goal of maximizing the current value of the Common Stock.

The By-laws Proposals would consist of three resolutions:

            a resolution to facilitate the adoption of the Director Replacement Proposals by clarifying the right of stockholders to fill vacancies on the Board and changing the stockholder vote required to fill such vacancies, eliminating the advance notification requirement for stockholder nominations of directors at special meetings, reducing the size of a quorum for action by the Board, giving the Chairman of the Board the status of an officer of the Company and authorizing the stockholders to appoint the Chairman, and repealing any by-laws adopted by the Board since October 1, 1996 (the "Facilitating By-laws Resolution");

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



           a resolution to amend the Company's By-laws (the "By-laws") to set a
           time  limit  on  certain   defensive   actions  unless   approved  by
           shareholders (the "Shareholder Rights Resolution"); and


            a resolution to amend the By-laws to elect not to be governed by the Business Combination Statute (the "Business Combination Statute Resolution").

        In addition, there will be an omnibus resolution setting the order in which the resolutions will be voted upon by the stockholders (the "Omnibus Resolution").

        The Resolutions will be presented for a shareholder vote in the following order:

         1.   The Omnibus Resolution;
         2.   The Facilitating  By-laws  Resolution;
         3.   The Shareholder  Rights  Resolution;
         4.   The Business  Combination  Statute Resolution;
         5.   The Director  Removal  Resolution;  and
         6.   The Election of Directors Resolution.


          STOCKHOLDERS ENTITLED TO EXECUTE AGENT DESIGNATIONS AND
          EFFECT OF EXECUTION AND DELIVERY OF AGENT DESIGNATIONS

        In the Company's  Preliminary  Revocation  Solicitation  Statement filed with the Securities and Exchange Commission on December __, 1996 (the "Preliminary Revocation Solicitation Statement"), the Company stated that the Board had purported to fix [__________] as the record date for determining stockholders entitled to call the Special Meeting and submit Agent Designations in connection therewith. The Company also contends in the Preliminary Revocation Solicitation Statement that (i) the Board has the right to fix the date and time of the Special Meeting and (ii) executed Agent Designations shall cease to be effective unless the Soliciting Group receives executed Agent Designations from the Requisite Holders within 60 days of the earliest dated Agent Designations. In reaching these conclusions, it appears that the Company is relying on provisions in the By-laws and the Delaware General Corporation Law that deal with matters other than calling a special meeting of stockholders and is not giving full effect to the provision of the Certificate of Incorporation, which states that a special meeting of stockholders may be called "at any time by. . . the holders of a majority of the then outstanding shares of the Common Stock." (emphasis added) Accordingly, the Soliciting Group believes that, although it is not entirely free from doubt, (i) the record date for determining stockholders entitled to call the Special Meeting and submit Agent Designations in connection therewith shall be the date that the Special Meeting is actually called, (ii) the stockholders, not the Board, have the right to fix the date and time of the Special Meeting and (iii) Agent Designations with respect to shares of Common Stock shall remain effective until revoked or unless the person executing such Agent Designation is not the record holder of such shares at the time the Special Meeting is called. Therefore, it is the intent of the Soliciting Group that when the persons designated as the

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




stockholders' agents in the Agent Designations (each a "Designated Agent") have unrevoked Agent Designations from the Requisite Holders, they will properly call the Special Meeting, fix the place, date and time of the Special Meeting and cause notice thereof to be given to the Company's stockholders entitled thereto, however, as noted above, management may dispute the Soliciting Group's method of determining whether it holds unrevoked Agent Designations from the Requisite Holders and the Soliciting Group's procedure for calling the Special Meeting and setting its place, date and time. The Agent Designations grant to the Designated Agents the full rights and authority of the Requisite Holders to take these actions in connection with the Special Meeting, but THE AGENT DESIGNATIONS WILL NOT GIVE THE DESIGNATED AGENTS THE RIGHT TO VOTE ANY SHARES OF COMMON STOCK AT THE SPECIAL MEETING.

        The record date for determining stockholders entitled to notice of, or to vote at, the Special Meeting shall be at the close of business on the day next preceding the day on which notice of the Special Meeting is given to stockholders, unless the Board sets a different record date in accordance with the Delaware General Corporation Law.

        The purpose of the Special Meeting is to provide stockholders of the Company the opportunity to consider and vote on the Special Meeting Proposals.

        By  executing  and  returning  the GOLD Agent  Designation  to MacKenzie
Partners you are not committing to vote in favor of or against the Special Meeting Proposals or any other matter to be brought before the Special Meeting, nor are you granting any proxies to vote on such matters. A validly executed and unrevoked Agent Designation authorizes the Designated Agents (i) to call the Special Meeting, (ii) to set the place, date and time of the Special Meeting,
(iii) to give notice of the Special Meeting and any adjournment thereof and (iv) to exercise all rights of Requisite Holders incidental to calling and convening the Special Meeting and causing the purposes of the authority expressly granted pursuant to the Agent Designations to the Designated Agents to be carried into effect. To vote on the matters to be brought before the Special Meeting you must vote by proxy or in person at the Special Meeting.

        If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can execute an Agent Designation for such shares and will do so only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute the GOLD Agent Designation.

                          BACKGROUND AND RECENT EVENTS

        According to the Company, "On July 17, 1996, Jon Huntsman, Chairman and Chief Executive Officer of Huntsman, telephoned Ilan Kaufthal, a member of the Board and a managing director of Schroder Wertheim & Co. Incorporated, the Company's financial advisor ("Schroder Wertheim"), to inform Mr. Kaufthal that Huntsman intended to make a proposal to acquire all of the outstanding shares of Common Stock. On July 18, 1996, Andrew J. Smith, Chairman and Chief Executive Officer of the Company, received from Mr. Huntsman a letter containing a proposal to acquire the outstanding

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




shares of Common Stock at $14 per share in a merger transaction subject to due diligence [(the "Original Offer")]." The closing price of the Common Stock on the New York Stock Exchange on July 17, 1996 was $9 1/4.

        On July 22, 1996, the Board unanimously rejected the Original Offer and issued a press issue that stated in part that it was not "a propitious time to engage in this type of transaction."

        According to the Company, "On July 25, 1996, Mr. Smith sent a letter to stockholders of the Company explaining the Board's reasons for rejecting Huntsman's proposal. The Board also communicated its determination and reasons directly to Mr. Huntsman."

        According to the Company, "On August 1, 1996, Mr. Huntsman delivered another letter to Mr. Smith in which Huntsman proposed to acquire all of the outstanding shares of Common Stock for $15 per share in a merger transaction [(the "Amended Offer" and together with the Original Offer, the "Huntsman Offers")]. The Board was advised of Huntsman's revised proposal at a meeting held on August 2, 1996. At that meeting, the Board decided to explore whether any person or group, in addition to Huntsman, might be interested in engaging in a business combination or other appropriate transaction with the Company. Accordingly, at that meeting the Board directed management, with the assistance of Schroder Wertheim, to develop a list of companies that would likely have an interest in the Company. During the first two weeks of August 1996, six investment firms and companies were contacted by the Company, three of which subsequently executed confidentiality/standstill agreements with the Company for the purpose of conducting a due diligence review of the Company."

        According to the Company, "On August 5, 1996, the Rexene directors met with its financial and legal advisors to review Mr. Huntsman's revised proposal. At that meeting, the Board unanimously determined that the revised proposal was not in the best interests of the Company and its stockholders."

        On August 20, 1996, Huntsman issued a press release announcing that it was dropping its proposal to acquire the Company. The press release quoted Mr. Huntsman as stating that he had dropped the Amended Offer "after Schroder Wertheim & Co., Rexene's financial adviser, indicated that the Dallas-based chemicals company would reject offers even in excess of $15 a share." On August 21, 1996, Reuters reported that in an interview with Mr. Huntsman he had stated that he was willing to pay $16 per share for Rexene, but that Schroder Wertheim had indicated that offer would also be refused.

        On August 26, 1996, Schroder Wertheim issued a press release stating that, contrary to statements contained in Huntsman's August 20 press release, representatives of Schroder Wertheim never told Mr. Huntsman or anyone else that the Board would reject higher bids.

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        According to the Company,  "During  August,  September and October 1996,
the Company and its representatives met with the companies that had executed a confidentiality/standstill agreement with the Company. The Company urged these companies to complete their due diligence review of the Company and, if they remained interested in a transaction at that time, to submit their best proposal for consideration by the Board."

        According to the Company, "At Mr. Huntsman's request, Messrs. Smith and Kaufthal also traveled to Salt Lake City to meet with Mr. Huntsman on September 16, 1996. At that meeting, Mr. Huntsman indicated that he would not make an offer for the Company that was not supported by the Board, but that he was still interested in bringing the Company into the Huntsman family. Mr. Huntsman asked that Mr. Smith present to him some ideas about combining parts of Huntsman's businesses with the Company's businesses. Mr. Smith indicated that he would report that request to the Rexene directors, and if they concurred, he would meet again with Mr. Huntsman some time in mid to late October. The Board, at a meeting held on September 26, 1996, directed Mr. Smith to meet again with Mr. Huntsman."

        On October 15, 1996, the Soliciting Group filed a joint Schedule 13D (the "Schedule 13D") that indicated its members' belief that the Board's rejection of, and failure to explore, the Huntsman Offers "was improper and not in the best interests of the Company." The Schedule 13D indicated that the members of the Soliciting Group intended to take certain actions "in an effort to encourage greater responsiveness by the Company to the views of its shareholders and to maximize value for all of the shareholders of the
Company...." These actions included calling a special meeting of stockholders of the Company in order to remove all or a majority of the current directors of the Company, amend the By-laws, if necessary, to give stockholders the right to fill vacancies on the Board and replace the directors who have been removed with directors nominated by the Soliciting Group who would explore alternative ways to maximize value for the stockholders of the Company. In addition, at such a meeting, the Soliciting Group disclosed that it intended to submit to the stockholders of the Company proposed amendments to the By-laws which would (i) require that the Board terminate defensive measures against a fully financed cash offer after 90 days, unless the stockholders of the Company vote to support the Board's policy of opposition to such offer and (ii) provide that the Company shall not be governed by Section 203 of the Delaware General Corporation Law.

        According  to  the  Company,   "On  October  17,  1996,  Mr.  Smith  and
representatives of Schroder Wertheim met with Mr. Huntsman and another representative of Huntsman as a follow-up to the September 16, 1996 meeting. At this meeting, Mr. Huntsman stated that the acquisition of the Company was no longer as important to Huntsman's business as he visualized several months earlier, but that he might be willing to consider a transaction at no more than $15.50 per share of Common Stock so long as the Board did not oppose such an offer. In the view of Mr. Smith and the Schroder Wertheim representatives, Mr. Huntsman did not express any urgent interest in pursuing a transaction. Following the meeting, Mr. Smith asked the Company's general counsel to furnish to Huntsman a copy

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of the Company's form of  confidentiality/standstill  agreement for execution so that the Company could provide Huntsman and its representatives with non-public information to facilitate a due diligence review by Huntsman of the Company."


        On October 21, 1996, the publication Plastics News reported that in an interview on October 14 the Chairman and Chief Executive Officer of Huntsman would not rule out an acquisition of Rexene. The story quoted him as saying:
"The jury's still out on Rexene...I wouldn't write that off by any means." The story also stated:

               When the Rexene bid stalled, Huntsman said another run at Rexene wasn't "worth the aggravation" and he said he would drop any further negotiations. Since then, however, Huntsman said he has maintained cordial relations with officers and managers of Rexene.

               Rexene spokesman Neil J. Devroy noted that Rexene, as a publicly held company, has a responsibility to review all potential acquisition offers, including any new bids from Huntsman.

               "If he made another offer, we would consider it," he said.

        In late October, Huntsman made a proposal to acquire the Company at $16 per share in a cash merger. Huntsman and the Company then entered into discussions which terminated over disagreements about the structure of the transaction. Huntsman and the Company gave their respective accounts of those discussions in press releases issued on December 4 and December 5, 1996.

        On December 4, 1996, Huntsman issued the following press release:

               Jon M. Huntsman, Chairman and CEO of Huntsman Corporation, confirmed today that in late October Huntsman Corporation made a new proposal to acquire Rexene Corporation in a merger transaction for $16 per share in cash. Although counsel for Huntsman and Rexene began negotiating a merger agreement, discussions are no longer underway.

               Reflecting on the nature of the merger discussions, Mr. Huntsman said, "Based on our recent experiences with Rexene and its advisors, we believe that Rexene does not have a sincere and serious intent to sell the company and maximize shareholder value."

               A copy of a letter sent by Mr. Huntsman to Rexene's directors following the breakdown of the merger discussions is attached to this press release.

               Mr. Huntsman stated further, "We believe that our company is uniquely situated to offer the fullest price possible for Rexene due to the

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        ideal  fit  between  our   respective   produce  lines  and  the
        extraordinary synergies that such a combination could afford."

        The attached letter stated in full as follows:

        November 12, 1996
        VIA FACSIMILE
        (972) 450-9017

        Mr. Andrew J. Smith
        Chairman and Chief Executive Officer
        The Board of Directors
        Rexene Corporation
        5005 LBJ Freeway
        Dallas, TX  75244

        Gentlemen:

               I am writing to express concern and disappointment over the surprising turn of events since I wrote to you on October 29, 1996, offering to acquire all of the outstanding shares of common stock of Rexene Corporation at $16 per share in a merger transaction.

               In response to our offer letter, I received a phone call from Mr. Smith and Mr. Kaufthal on the afternoon of October 29 indicating that the Board of Directors had unanimously approved acceptance, subject to the review and approval of a "standard merger agreement."

               In a  subsequent  phone  call  with Mr.  Smith  that same
        afternoon, I proposed what I believed to be an aggressive, yet very feasible schedule to complete the merger in an expeditious and mutually acceptable manner. In brief, I proposed that (a)
        our team would deliver a draft form of merger agreement to Rexene's counsel early on November 1, (b) we would be prepared to meet and discuss the merger agreement starting as early as Saturday, November 2, and (c) we would take all other steps necessary to finalize and execute the agreement the following week. I also indicated our preference to structure the transaction as a one-step merger.

               During these phone calls with Mr. Smith and Mr. Kaufthal, I was assured that Rexene was prepared to negotiate in good faith to finalize an agreement. I was also assured that Rexene had no hidden agenda and would move forward to get the deal done.

               The statements and actions of Rexene's counsel since that time, however, have been contrary to those assurances.




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               Although  we  adhered to the  schedule  by  delivering  a
        merger agreement to Rexene's counsel by the start of business on November 1, we heard very little until November 5, when Mr. Smith telephoned me to say that Rexene was rejecting our offer because of our preference in structuring the transaction as a one-step merger rather than a tender offer.

               At a meeting last week between counsel for Rexene and Huntsman, we were presented with a series of outrageous and unrealistic terms and demands, including (a) a "reverse break-up fee" of $100 million to be paid to Rexene if the transaction is not completed, (b) interest to be paid by Huntsman, accruing during the time period from approximately thirty days after the signing of the merger agreement until completion, (c) Rexene's refusal to give standard and fundamental representations that are made in virtually every "public company" acquisition, (d) Huntsman's commitment to complete the merger even if Rexene violates all of its representations and covenants under the merger agreement, and (e) an "unconditional" letter from our bankers that all funds are available now and will be available, at closing to complete the transaction.

               None of the issues above were raised by Mr. Smith in my discussions with him, and one must question whether your counsel was even authorized by the Rexene Board to raise these issues. We have never encountered such an onerous list of demands, and it appears that the actions of your counsel undercut the Board's prior decision to proceed in good faith to negotiate a merger transaction.

               We have on several occasions explained our reasons for structuring this transaction as a one-step merger. We have indicated our willingness to enter into a standard merger agreement containing all reasonable and customary provisions under which Huntsman will be legally bound to complete the merger in a timely manner. We have assured Rexene's representatives of our ability and desire to complete the merger as soon as possible. Unfortunately, another week that could have been used productively toward completing a transaction has been lost.

               Again, I wish to emphasize that we are prepared to move as expeditiously as possible to finalize a merger agreement. We are also prepared to make our representatives available to you to assure you of our financial capability to complete the transaction. Bankers Trust offered to cover this matter with your financial team, but there was total rejection of this offer by your counsel.

               Let me also be clear that the well-being of Rexene's employees is of primary concern to us as it has been in our past transactions, and we are anxious to meet with Rexene to achieve a mutually satisfactory transition of those employees into the Huntsman family, and to resolve any concerns.

               I am convinced that if Rexene's shareholders were to learn of the events of the past two weeks, they would be extremely discouraged and disappointed.

               It is apparent  that our  capabilities  and views are not
        being  accurately  represented  to  the  Rexene  board  by  your counsel. We have successfully closed more acquisitions than perhaps any other firm in the chemical industry, but this is the first time outside legal counsel has unilaterally placed barricades in such an unproductive manner. It is our sincere hope that the principles can determine policy matters and let respective counsel implement these decisions.

               To this end, I would welcome the opportunity to meet personally with the Board to satisfy you as to our company's intent and ability to close the deal promptly.

        Sincerely,

        Jon M. Huntsman

               On December 5, 1996, the Company issued the following press release:

               Rexene Corporation (NYSE:RXN) announced today that contrary to statements attributed to Huntsman Corporation, the Rexene Board of Directors did not reject the latest takeover proposal from Huntsman; but rather encouraged Huntsman to change the unusual structure of his offer to a tender offer in order to assure Rexene stockholders would receive full and speedy payment for their shares. Huntsman refused to make any changes to his proposal and elected not to go forward.

               After receipt of the unsolicited proposal from Huntsman on October 29, 1996, the Rexene Board requested and received a detailed takeover agreement from Huntsman. The Huntsman proposal provided for a one-step merger transaction (as opposed to the more typical two-step structure) subject to numerous conditions and contingencies, required Rexene to grant Huntsman an option on 19.9 percent of Rexene's shares and to pay an exorbitant cash breakup fee if the transaction was not completed, was devoid of any details regarding Huntsman's ability to finance the transaction, imposed on Rexene unreasonable requirements to assist Huntsman and its representatives in developing a satisfactory financing structure for the transaction, and severely restricted Rexene's ability to operate its business pending the completion of the transaction.

               Following the Board's review of the proposal with its financial and legal advisors, the Rexene Board determined that the Huntsman proposal was not in the best interests of the Company and its stockholders and authorized counsel to present Huntsman's representatives with a modified proposal providing for the acquisition of Rexene in a two-step tender offer and merger transaction on terms more customary and usual for the acquisition of a public company. Huntsman rejected Rexene's modified proposal and, despite Rexene's invitation and desire, refused to enter into any substantive discussion to compromise the open points between the parties.

               Andrew J. Smith, Chairman and CEO of Rexene, said, "After careful review of the latest Huntsman proposal, and with assistance from our independent advisors, the Board determined that the Huntsman proposal was fraught with contingencies that made it impossible for the Board to proceed with reasonable assurance that a transaction could be completed in a timely fashion without putting substantially at risk the viability of the Company and its value to stockholders.

               "It is unfortunate that Mr. Huntsman would not negotiate a reasonable and typical agreement that would provide all of Rexene's stockholders the opportunity and certainty of receiving payment for their shares within a reasonable period of time. In effect, the proposal would shut down the expansion and improvement program currently underway at Rexene and negatively affect several other ongoing activities with no reasonable assurance that a final transaction could be completed."

               After receipt of Mr. Huntsman's letter of November 12, cited in his press release, I replied on November 15 (letter attached). Mr. Huntsman sent me a three sentence response which read in part: "I was sure the letter must be some kind of a joke (even though lawyers are not known for their senses of humor), and I threw it in the waste basket."

               Mr. Smith added, "The Rexene Board of Directors continues to maintain an open attitude and we are convinced that any party interested in presenting a proposal to maximize Rexene stockholder value will proceed on the basis of a negotiated merger agreement providing for a transaction that reflects fair value and that can be reasonably achieved in a timely manner in an environment that does not put the Company or its stockholders at risk."

               Rexene Corporation, through its Rexene Products and CT Film divisions, manufactures thermoplastic resins and plastic film. Headquartered in Dallas, Texas, the Company has manufacturing facilities in Texas, Wisconsin, Georgia, Delaware, Utah and in England.

        The attached letter stated in full as follows:

        Mr. Jon M. Huntsman
        Chairman
        Chief Executive Officer
        Huntsman Corporation

        Dear Jon:

               I was very disappointed to receive your letter of November 12, 1996. I believe it completely mischaracterizes recent events and never addresses the fundamental shortcomings of and defects in your proposal. Let me state that the Rexene Board is not opposed to an offer to sell the Company that is in the best interest of our stockholders. Despite your refusal to sign a standard Confidentiality Agreement, I and our investment bankers traveled to Salt Lake City several times to meet with you to discuss your interest in the company.

               So that there is no misunderstanding on your part, I want to reconfirm that the Rexene Board never "approved acceptance" of your latest proposal. After receiving your two page letter of October 29, 1996, in which you indicated that the Huntsman Corporation's proposal "is unconditional both with respect to financing and due diligence," that same day I asked you to provide us the details of your proposal and to furnish our counsel with a draft agreement so that we could be in a position to understand the terms of your proposal. Our counsel received the draft three days later, on Friday, November 1, 1996. Notwithstanding the unrealistic deadlines continuously imposed by you on the Rexene directors since the time you started making proposals, we and our counsel and financial advisors worked through the weekend to be in position to hold the Rexene Board meeting which took place on the following Monday, November 4, 1996.

               Simply put, the Rexene directors were shocked at what you were proposing for Rexene and its stockholders. Contrary to your October 29 letter, you were attempting to do an LBO of Rexene with no financing in place subject to numerous conditions and contingencies with unacceptable restrictions placed on Rexene's ability to operate during the pendency of the transaction. Moreover, the agreement contained exorbitant and illegal demands for "lock up" stock options and "break-up" fees. The result was that your proposal contemplated an unacceptably long period of time before the closing of the transaction and completely failed to provide the Rexene directors with any degree of comfort that you would be able to complete the transaction. Almost anyone can make a proposal at a low purchase price and attempt to finance it on the back of the Rexene stockholders. The delay contemplated by your proposal also would create havoc with our customers, who have voiced concerns regarding your interest in Rexene. At the same time, your proposed agreement would restrict Rexene's financial and operating flexibility during the pendency of your proposed transaction.

               Following the Rexene Board meeting, on November 5, 1996, I clearly and unambiguously informed you by telephone that the Rexene directors had unanimously determined that your proposal was unacceptable and instructed me to present you with an alternative. I began by telling you that the Board was opposed to any transaction that does not provide for a tender offer by which our stockholders will receive cash consideration for all their shares in a prompt and efficient manner. When I informed you of the Board's position concerning the structure of your proposal, you refused to discuss any of these points and indicated that it would be your way or no way and that you were no longer interested in acquiring Rexene.

               Despite your unwillingness to discuss any of our serious concerns with your proposal, at your counsel's subsequent request, our counsel did agree to meet with your counsel to explain and review our concerns. At that meeting, our counsel did not, as you claim, present Huntsman with a "series of outrageous and unrealistic terms and demands." Rather, all he did was make some constructive suggestions as to the ways in which Huntsman could give the Rexene directors some comfort that Huntsman was interested in committing to something more than an option to shop Rexene to potential financing sources, that its proposal is not illusory and has some acceptable degree of certainty of being accomplished. Apparently, judging by the contents of your letter, this meeting was sought by your counsel not to discuss our differences in good faith, but rather as part of some sort of campaign to bully the Rexene Board into capitulating to your unfair and deficient proposal.

               You state in your letter that Bankers Trust offered to "cover" the matter of Huntsman's financial capability to complete the transaction with Rexene's financial team. What our counsel was told by your counsel was that Bankers Trust and its representatives would need to meet with Rexene representatives to gather information so that it could then assess whether your proposed transaction could be financed. If Bankers Trust is willing to finance the transaction, you should have produced or should produce a commitment letter from Bankers Trust to that effect. We also would expect Huntsman to represent and warrant in any definitive agreement that it has the funds to complete the transaction.

               The problems with your draft agreement went far beyond those noted above. It is obvious that the Huntsman Corporation is not willing to assume any of the normal risks and expenses associated with the acquisition of a public corporation. We thought you would act in good faith and would be mindful of the constraints applicable to directors of a public corporation in considering a transaction of this type. Unfortunately, we misjudged your intent.


        According to the Company, "During October and November 1996, the Company was advised by the various parties who had executed confidentiality/standstill agreements with the Company that no such party was interested in making a firm proposal to acquire all of the outstanding shares of Common Stock."



        On November 29, 1996, the publication "Chemical Week Executive Edition" reported Mr. Huntsman as saying that Huntsman could still be interested in the Company, "but not with the existing directors and officers."



                            SPECIAL MEETING PROPOSALS

DIRECTOR REPLACEMENT PROPOSALS

        The Soliciting Group believes that the Board's response to Huntsman's acquisition proposal shows that the present Board is not seeking to maximize the current value of the Common Stock. Even after Huntsman increased its offer to $16 per share, representing over a 72% premium over the closing price of the Common Stock on the New York Stock Exchange on July 17, 1996, the day before Huntsman made the Original Offer, the Board was unable to reach agreement with Huntsman on the terms of an acquisition. See "Reasons for the Solicitation" and "Background and Recent Events." While management's Preliminary Revocation Solicitation Statement says that the Board is not opposed to the sale of the Company, the Board and management have expressed views and taken positions that make it highly unlikely the Company will be sold without a change in the Board. The Preliminary Revocation Solicitation Statement says, "It is currently not a propitious time to sell or auction petrochemical and polymer companies, including  Rexene. . . ."  Given this attitude,  the  Soliciting  Group believes that management and the Board are unlikely to be satisfied with offers that reflect the Company's current value in the acquisition market. When management and the Board negotiate in response to such offers, the Soliciting Group believes they are likely to do so without the positive attitude that is necessary to reach agreement on the sale of the Company. In the Soliciting Group's opinion, the most recent round of negotiations with Huntsman illustrates the difficulty of having a successful negotiation in the hostile atmosphere created by management's basic belief that the Company should not be sold at the present time. See "Background and Recent Events."

        The Soliciting Group also disagrees with the view, expressed in the Preliminary Revocation Solicitation Statement, that "It is currently not a propitious time to sell or auction petrochemical and polymer companies, including Rexene, because current stock market prices for companies in these industries are depressed and fail to reflect their expected long-term value." The Soliciting Group believes that the stock market recognizes that the petrochemical industry is cyclical and adjusts the multiplier it applies to a petrochemical company's earnings based on its position in the cycle.

        Given the attitude that the Board showed in its response to the Huntsman Offers, the Soliciting Group believes that the replacement of all of the directors is the most effective way of pursuing the goal of maximizing the current value of the Common Stock. Accordingly, the Soliciting Group intends to submit the following proposals for stockholder action at the Special Meeting:

            Removal of the entire Board of Directors, including any directors other than the Nominees who are purportedly elected at the Special Meeting. Section 141(k) of the Delaware General Corporation Law authorizes this action, with or without cause, by a vote of a majority of the shares entitled to vote on the election of directors. Assuming that the Soliciting Group receives sufficient proxies to adopt the Director Replacement Proposals and the By-laws Proposals, the Soliciting Group believes that it will not be possible to elect directors at the Special Meeting to the Board positions that the Soliciting Group has elected to leave vacant since the shareholders will adopt a By-law which provides that shareholders may fill the Board vacancies at the Special Meeting only by the vote of a majority of the shares represented and entitled to vote at the Special Meeting. However, the Soliciting Group will request proxies to remove any directors other than the Nominees purportedly elected at the Special Meeting. This is an additional precaution against the possibility that, notwithstanding the Omnibus Resolution, the Chairman of the Special Meeting attempts to put the Election of Directors Resolution to a vote before the shareholders vote on the Facilitating By-laws Resolution and as a result nominees supported by a minority of the shares represented at the meeting are purportedly elected to fill vacancies on the Board which the Soliciting Group is not seeking to fill.

            Election of the Nominees to fill four of the vacant positions on the Board, with one of the Nominees being elected Chairman of the Board, while allowing the other four vacancies to remain unfilled. Assuming that the stockholders adopt the by-laws being proposed by the Soliciting Group to clarify the right of stockholders to fill vacancies on the Board and to facilitate the reduction in the size of the Board, the stockholders would be entitled to take these actions by the vote of a majority of the Common Stock represented and entitled to vote at the Special Meeting.

        It is anticipated that the Nominees would invite Mr. Smith to remain as Chief Executive Officer and to be reinstated as a director by the Nominees. If he does not accept that invitation, Mr. Lawrence McQuade would serve as interim chairman and Chief Executive Officer until a new Chief Executive Officer is appointed. The Nominees would then cause the Board to adopt a resolution reducing the size of the Board from ten to four directors (or five directors if Mr. Smith accepted the Board's invitation to remain Chief Executive Officer and a director).

        It is anticipated that the Nominees would propose that the Company either conduct negotiations with Huntsman or other parties that by then may have indicated an interest in acquiring the Company or retain investment bankers to prepare offering materials and solicit proposals to acquire the Company for cash and/or securities. Except for these steps, the Soliciting Group has no specific plans for selling the Company. If it is not feasible to sell the Company on terms that the Board and the stockholders find advantageous, the Nominees would seek to have the Board explore other means of maximizing the current value of the Common Stock.

THE NOMINEES


                                                  PRESENT    PRINCIPAL    OCCUPATION   AND
NAME, ADDRESS AND AGE                             EMPLOYMENT HISTORY; DIRECTORSHIPS
Jonathan R. Macey (41)                            Professor  Macey is the J. DuPratt White
Cornell Law School                                Professor  of Law  and the  Director  of
306 Myron Taylor Hall                             the  John  M.  Olin  Program  in Law and
Ithaca, New York 14853                            Economics   at   Cornell   Law   School,
                                                  specializing    in   corporation    law,
                                                  comparative     corporate    governance,
                                                  banking and corporate finance. From late
                                                  1993 through  mid-1994,  Professor Macey
                                                  was   a   Research   Fellow   with   the
                                                  International    Centre   for   Economic
                                                  Research in Turin, Italy. Prior to that,
                                                  he was a visiting  law  professor at the
                                                  Stockholm School of Economics. From 1990
                                                  to 1991, Professor Macey was a Professor
                                                  of Law at the University of Chicago, and
                                                  from 1987 to 1990 he was a Professor  of
                                                  Law at  Cornell  University.


Robert C. Mauch (56)                              From  1978  through 1996,  Mr. Mauch has
127 West Devon Drive                              been    employed    by  AmeriGas,   Inc.
Exton, Pennsylvania 19341                         ("AmeriGas"),   a      retail    propane
                                                  marketer/distributor,  and/or several of
                                                  its  affiliates.  He served as President
                                                  (since 1983) and a director (since 1992)
                                                  of AmeriGas  Propane,  Inc. From 1992 to
                                                  1996, Mr. Mauch was the President, Chief
                                                  Executive  Officer  and  a  Director  of
                                                  AmeriGas.  From  1993  to  1995,  he was
                                                  President, Chief Executive Officer and a
                                                  Director of Petrolane, Inc.


                                       17




Lawrence C. McQuade (68)                          In 1950,  Mr.  McQuade was selected as a
Qualitas International                            Rhodes  Scholar.  From 1963 to 1969,  he
125 East 72nd Street                              was   the   Assistant    Secretary   for
New York, New York 10021                          Domestic and International  Business for
                                                  the U.S.  Department  of Commerce.  From
                                                  1969  to  1975,   Mr.  McQuade  was  the
                                                  President  and Chief  Executive  Officer
                                                  of Procon Incorporated,  an  engineering
                                                  and     construction    subsidiary    of
                                                  Universal Oil  Products  Co.  that built
                                                  petroleum refineries and  petro-chemical
                                                  plants.  From 1975 to 1987,  he  was the
                                                  Executive  Vice President and a director
                                                  of W.R.  Grace &  Co.  From 1988 through
                                                  1995,   Mr.   McQuade   served  as  Vice
                                                  Chairman  of  Prudential   Mutual   Fund
                                                  Management,  Inc.   Mr.   McQuade   also
                                                  served  as  a director    of  KaiserTech
                                                  Limited    ("KaiserTech")   and   Kaiser
                                                  Aluminum & Chemical Corporation ("Kaiser
                                                  Aluminum").

James S. Pasman, Jr.  (66)                        Mr. Pasman was with Aluminum  Company of
29 The Trillium                                   America  from 1972 to 1985,  serving  as
Pittsburgh, Pennsylvania 15238                    Vice    Chairman    and    a    director
                                                  (1982-1985),        Executive       Vice
                                                  President-Finance  and  Chief  Financial
                                                  Officer (1976-1982),  and Vice President
                                                  and  Treasurer  (1972-1976).  From  1987
                                                  through   1989,   Mr.   Pasman  was  the
                                                  Chairman and Chief Executive  Officer of
                                                  Kaiser  Aluminum,  and  first  President
                                                  and  Chief  Executive  Officer  and then
                                                  Chairman and Chief Executive  Officer of
                                                  KaiserTech.   From  1989  to  1991,  Mr.
                                                  Pasman  was  the   President  and  Chief
                                                  Operating     Officer    of     National
                                                  Intergroup,    an   industrial   holding
                                                  company,  as well as Chairman of Permian
                                                  Corp.,  an oil  gathering  company.  Mr.
                                                  Pasman has been retired  since 1991.  He
                                                  is  a  director  of  ADT,  Limited,  BEA
                                                  Income Fund,  Inc., BEA Strategic Income
                                                  Fund, Inc. and BT Insurance Funds Trust.


               Each of the Nominees has entered into an agreement with WPC and Spear, Leeds whereby WPC and Spear, Leeds have agreed to pay each Nominee a fee of between $10,000 and $15,000 (the specific amount to be in the sole discretion of WPC and Spear, Leeds) in that event that he does not become a director of Rexene. Additionally, WPC and Spear, Leeds has agreed to (i) reimburse each Nominee for any reasonable out-of-pocket expenses incurred in the performance of his service as a Nominee and (ii) indemnify each Nominee with respect to any liabilities relating to or arising out of such service.

        POSSIBLE ACCELERATION OF DEBT. Pursuant to Section 10.01(k) of the Amended and Restated Credit Agreement (the "Credit Agreement"), dated as of April 24, 1996 among the Company, as borrower, The Bank of Nova Scotia, as agent (the "Agent"), and the lenders signatory thereto (the "Banks"), the Director Replacement Proposals, if adopted by the stockholders of the Company, would cause a "change of control" as defined in the Credit Agreement. Pursuant to the Credit Agreement, the Agent and the Banks could cancel the Banks' obligations to make loans to the Company and/or declare the principal amount then outstanding of, and the accrued interest on, the loans under the Credit Agreement due and payable. As reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, there was $40 million outstanding under the Credit Agreement as of October 25, 1996.


        The Director Replacement Proposals, if adopted by the stockholders of the Company, would also be a "change of control" under the Indenture, dated as November 29, 1994, between the Company and Bank One, Texas, N.A., as Trustee, pursuant to which the Company's 11-3/4% Senior Notes due 2004 (the "Senior Notes") were issued. Accordingly, on a one-time basis, pursuant to an offer commenced within 10 days of a "change of control," each holder of Senior Notes would have the right to require the Company to purchase all or any part of such holder's Senior Notes at a price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest thereon to the date of purchase. Interest on the Senior Notes at the rate of 11.75% per annum is payable semi-annually on June 1 and December 1 to record holders on the immediately preceding May 15 or November 15. As of December 6, 1996, the closing price of the Senior Notes was $112 1/4.


        Although the Soliciting Group has not had discussions with the holders of Rexene debt, the Soliciting Group believes it is unlikely that, if the Director Replacement Proposals are adopted, the Banks would accelerate their loans or the holders of the Senior Notes would require the Company to repurchase the Senior Notes. Furthermore, while the Soliciting Group has not had discussions with potential sources of refinancing, they believe that if the Company had to refinance the loans under the Credit Agreement or the Senior Notes, they believe the Company could do so without a material adverse effect on its financial condition.

        The Soliciting Group holds these beliefs principally for the following reasons:

        1. They believe the Nominees are qualified to oversee the business of the Company.


        2. They believe Rexene's business is not dependent on Mr. Smith or any of Rexene's other officers or directors.

        3.  They believe Rexene is in healthy financial condition.

        4. The closing price of the Senior Notes on December 6, 1996 was $112 1/4, compared to a price of $101.00 (plus accrued interest) at which the holders could have required the Company to repurchase the Notes on that date if a Change in Control had occurred.



        STOCKHOLDERS' ADVISORY COMMITTEE. Additionally, it is anticipated that, if elected, the Nominees would propose to establish a Stockholders' Advisory Committee (the "Stockholders' Advisory Committee") that would provide non-binding recommendations to the Board on acquisition proposals received by the Company.

        The Stockholders' Advisory Committee would consist of three members that would have no current affiliation with the Company other than as stockholders. Members of the committee would be elected by the stockholders by plurality vote at the Company's annual meeting of stockholders. The term of office of each member would be one year and in no case would a member be able to serve more than three consecutive terms. The Company would include in its proxy materials used in the election of directors, nominations and nominating statements for members of the committee submitted by any stockholder or group of stockholders which has owned beneficially, within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, at least $1 million in market value of Common Stock continuously for the two-year period prior to the nomination.

        To assist it in evaluating an acquisition offer, the Stockholders' Advisory Committee would be empowered to retain, at the Company's expense, expert assistance, including attorneys and financial advisors, and incur other reasonable expenses not to exceed, in the aggregate, $.02 multiplied by the number of shares of Common Stock outstanding at the time the acquisition proposal is made.

        If the Common Stock were the subject of a tender offer or the Company were otherwise the subject of an acquisition proposal, the Stockholders' Advisory Committee would have the opportunity to have included in the Company's
Schedule 14A or 14D-9 filed with the Securities and Exchange Commission in connection with such tender offer or proposal its evaluation of, and recommendation concerning, such tender offer or proposal in a statement of not more than 2,500 words.

        The committee's recommendations would be solely advisory in nature and would not restrict the Board in its ability to take any action it deems in the Company's best interest.

        Although there is no authority directly on point, the Soliciting Group believes that as long as the Board does not delegate its powers to such a committee, the Board is authorized to establish and expend corporate funds on such a committee as a means of communicating with stockholders and gaining and disseminating information about stockholder sentiment on important corporate questions. The Soliciting Group believes that the legal authority to establish such a committee for these purposes comes from the Board's broad powers under
Section 141 to manage the business and affairs of the Company.


BY-LAWS PROPOSALS

        The text of all the proposed by-law amendments will be included in the Soliciting Group's proxy materials for the Special Meeting. Based on publicly available information, the Soliciting Group believes that adoption of the proposed amendments to the By-laws requires a majority vote of the shares of stock represented and entitled to vote at the Special Meeting, assuming a quorum is present, except that a proposal to amend the By-laws to elect not to be governed by Section 203 of the Delaware General Corporation Law (the "Business Combination Statute") requires approval by a majority of the Outstanding Common Stock, as provided in the Business Combination Statute. With respect to abstentions and broker non-votes, the shares will be considered present at the Special Meeting, but since they are not affirmative votes for the proposals, they will have the same effect as votes against the proposals.

PROPOSAL TO AMEND THE BY-LAWS TO FACILITATE DIRECTOR REPLACEMENT PROPOSALS



        The stockholders must amend the By-laws in order to adopt the Director Replacement Proposals. The Soliciting Group intends to propose a single resolution proposing six by-law amendments described in this section of the Solicitation Statement. If that resolution is not adopted by stockholders, it will not be possible to implement the Director Replacement Proposals.


        CLARIFYING STOCKHOLDERS' RIGHT TO FILL BOARD VACANCIES. One of the proposed amendments would clarify the right of the stockholders to fill vacancies on the Board.

        Section 223 of the Delaware General Corporation Law states in relevant part: "Unless otherwise provided in the certificate of incorporation or bylaws:

        (1) Vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office...."

        The Company's By-laws state in relevant part:


               2.5 (b) SPECIAL MEETINGS OF STOCKHOLDERS. Nominations of persons for election to the board of directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation's notice of meeting (a) by or at the direction of the board of directors or (b) provided that the board of directors has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who is a stockholder of record at the time of the giving of notice of the special meeting, who shall be entitled to vote at the meeting and who complies with the notice procedures set forth in this Section 2.5. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the board of directors, any such stockholder may nominate a person or persons (as the case may be), for election to such position(s) as specified in the Corporation's notice of meeting, if the stockholder's notice required by paragraph (a)(2) of this
        Section 2.5 shall be delivered to the Secretary at the principal executive offices of the corporation not earlier than the ninetieth (90th) day prior to such special meeting and not later than the close of business on the later of the sixtieth (60th) day prior to such special meeting or the tenth
        (10th) day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the board of directors to be elected at such meeting.

        3.4. VACANCIES. Except as otherwise provided in the Certificate of Incorporation, any vacancy in the Board, whether because of death, resignation, disqualification, an increase in the number of directors, or any other cause, may be filled by a vote of the  majority  of the remaining directors....

        Read  in  isolation,  the  quoted  sections   of  the  Delaware  General
Corporation Law and the By-laws could be interpreted as granting stockholders the right to fill vacancies on the Board only when the Board elected to fill such vacancies by a shareholder vote. However, there is Delaware case law authority which suggests that stockholders have an inherent right to fill Board vacancies in the absence of clear language to the contrary in the certificate of incorporation or by-laws. Moon v. Moon Motor Car Co., Del Ch., 151 A. 298
(1930); Campbell v. Loew's, Inc., Del. Ch. 134 A.2d 852 (1957); Dileuterio v. U.C. Cavaliers of Delaware, Inc., Del. Ch. Civil Action No. 8801 (1987);
Siegman v. Tri-Star  Pictures,  Inc.,  C.A. No. 9477 (Del. Ch. 1989).


        Comparing the language of the Company's By-laws to the examples cited in these cases, the language of the Company's By-laws does not seem sufficiently clear to override the general rule that shareholders are entitled to fill vacancies on the board of directors; but the Soliciting Group has concluded that there are sufficient ambiguities to justify a clarifying amendment to the By-laws. Therefore, they intend to propose a By-law amendment that would explicitly grant stockholders the right to fill vacancies and newly created positions on the Board.

        ELIMINATING   ADVANCE    NOTIFICATION    REQUIREMENT   FOR   STOCKHOLDER
NOMINATIONS. For stockholders to have an effective right to fill board vacancies, they must also have the ability to make nominations to the board. The Company's existing by-law on nominations of directors at special meetings is
Section 2.5(b) which is quoted above. The by-law is ambiguous on whether stockholders could make such nominations without the cooperation of the existing Board. The by-law must be amended to cure that ambiguity. The Soliciting Group believes that the advance notification requirement does not serve any useful purpose and therefore intends to propose a by-law that would allow stockholders to make nominations up to and including the time of the meeting.


        FACILITATING REDUCTION IN SIZE OF BOARD. The Board presently consists of ten directors. The Soliciting Group believes that a smaller number of directors would be a more effective working group and that a reduction in the size of the Board would help the Company to maintain a uniformly high level of quality on the Board.

        The Certificate of Incorporation and By-laws state that subject to the rights of holders of preferred stock, the number of directors shall be fixed exclusively by the Board. However, stockholders can cause a reduction in the size of the Board indirectly by electing a new Board majority which reduces the number of directors. The Soliciting Group intends to propose that the stockholders remove all of the ten members of the Board and fill four of the resulting vacancies, while leaving the other six Board positions vacant. It is anticipated that the four directors then in office would cause the Board to reduce the total number of directors to four (or five, if Mr. Smith accepts an invitation from the Board to remain Chief Executive Officer and a director). See "Director Replacement Proposals."

        The Soliciting Group intends to propose the following amendments to the By-laws to enable these actions to be taken:

        (i) requiring that in order to fill a vacancy on the Board at a stockholders meeting, the stockholders must act by a majority vote of the shares represented and entitled to vote at the meeting. Section 216 of the Delaware General Corporation Law provides that in the absence of provisions to the contrary in the certificate of incorporation or by-laws, "Directors shall be elected by a plurality of the votes of the shares  present in person or  represented  by proxy at the  meeting...."
        Without an appropriate by-law amendment, the existing Board might seek to (i) make nominations for the Board positions the Soliciting Group intends to leave vacant, and (ii) elect their nominees with the support of a minority of the shares represented at the meeting since the Soliciting Group will not be seeking proxies to elect nominees to those positions. The Soliciting Group believes that this action would not be legally valid; but to avoid undue controversy, the Soliciting Group's by-law amendment explicitly granting stockholders the right to fill Board vacancies will also require such actions to be by a majority of the shares represented and entitled to vote at the meeting;

        (ii) reducing Size of Quorum for Action by the Board. Section 3.9 of the By-laws states in relevant part: "Except as otherwise provided in these Bylaws, the Certificate of Incorporation, or by law, the presence of a majority of the authorized number of directors shall be required to constitute a quorum for the transaction of business at any meeting of the Board, and all matters shall be decided at any such meeting, a quorum being present, by the affirmative votes of a majority of the directors present." The number of authorized directors is presently ten. After the shareholders have removed all of the current directors and filled four of the resulting vacancies with nominees of the Soliciting Group, the four members of the Board will not be a majority of the authorized number of directors and, under the existing By-laws, will not constitute a quorum. Therefore, the Soliciting Group intends to propose an amendment to the By-laws reducing a quorum from one-half to two-fifths of the authorized number of directors;

        (iii) granting stockholders the power to appoint the Chairman of the Board. Section 142(b) of the Delaware General Corporation Law authorizes the adoption of by-laws which determine the manner in which officers are chosen. In order to permit a new Chairman of the Board to be selected at the stockholders meeting, the Soliciting Group intends to propose an amendment to the By-laws which gives the Chairman of the Board the status of an officer of the Company and authorizes the stockholders to appoint the Chairman of the Board; and


        (iv) repealing any By-laws adopted by the Board since October 1, 1996. The Soliciting Group will also propose the repeal of any by-laws adopted by the Board since October 1, 1996 so that the Board can not use new by-laws to prevent the stockholders from accomplishing the objectives described in II the Solicitation Statement.

PROPOSAL TO AMEND THE BY-LAWS TO SET A TIME LIMIT ON CERTAIN DEFENSIVE ACTIONS UNLESS APPROVED BY SHAREHOLDERS

        The Soliciting Group believes that when a substantial offer is made to acquire the Company, the stockholders rather than the Board should have the final word on whether the offer is accepted. Today the Company's Shareholder Rights Plan or "Poison Pill" enables the Board to block a proposal to acquire control of the Company even if the acquiror is prepared to implement that proposal through a tender or exchange offer to the Company's stockholders, without making the Company a party to the transaction. As a result, potential buyers like Huntsman do not have the option of dealing directly with stockholders if the Board opposes their acquisition proposals.

        The Soliciting Group is proposing the "Shareholder Rights By-law" so that if a substantial offer is made to acquire the Company's shares, the stockholders, not the Board, will have the ultimate decision on whether to accept the offer. The By-law would only apply if the Company received an offer (an "Offer") to purchase all of the Common Stock for cash, by means of a tender offer, merger or other transaction, and the Offer met the following criteria: (i) it was fully financed and (ii) it was at a premium of at least 25% above the average market price of the Common Stock during the preceding month (the "Trigger Premium"); provided, however, that if another offer had been made to purchase all of the Common Stock during the twelve months prior to the date on which the Offer was made, the price offered would have to be equal to or greater than the greater of (A) the closing price of the Common Stock on the New York Stock Exchange on the trading day next preceding the day on which the Offer was made and (B) the per share price of such prior offer. Under the Shareholder Rights By-law, if the stockholders received such an Offer, the Board would be required to terminate all defensive measures against the Offer unless the Board's policy of opposition was approved by stockholders within ninety days after the Offer was made. The Shareholder Rights By-law would not affect the ability of the Board under Sections 251 and 271 of the Delaware General Corporation Law to approve or disapprove of a proposed merger or sale of all or substantially all of the assets of the Company. The By-law follows an approach to tender offer regulation that is followed in Canada, the United Kingdom and other European Countries.

        The passage of the Shareholder Rights By-law will have a significant impact on the operation of Rexene's Poison Pill. Pursuant to the Poison Pill, each certificate for shares of Common Stock also represents the same number of rights ("Rights") to purchase one share of Common Stock from Rexene at a price of $60 per share (the "Purchase Price"). As soon as practicable after the earlier to occur of (i) the tenth day after the date a person (an "Acquiring Person") alone or together with affiliates and associates becomes the beneficial owner of 15% of the outstanding shares of Common Stock (or such lower threshold as may be established by the Board) and (ii) the tenth business day after the date (or such later date as may be determined by the Board prior to such time as any person becomes an Acquiring Person) of the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in such offeror becoming an Acquiring Person (the earlier of (i) or (ii) being the "Distribution Date"), the Company will distribute certificates to represent the Rights.

        The Rights are not exercisable until the Distribution Date and will expire on February 8, 2003 (the "Final Expiration Date"), unless such date is extended or the Rights are earlier terminated, redeemed or exchanged by Rexene as described below.

        In the event that any person becomes an Acquiring Person (and after the Company's right to redeem or terminate the Rights has expired and subject to the Company's right to exchange the Rights for shares of Common Stock, as each is described below), the Rights would entitle shareholders of the Company (other than the Acquiring Person) to receive upon exercise of the Right that number of shares of Common Stock having a market value of two times the Purchase Price.

        In the event that on or after the first date of public announcement by Rexene or an Acquiring Person that an Acquiring Person has become such (the "Shares Acquisition

Date"), Rexene is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right (other than the Acquiring Person) will thereafter have the right to receive, upon the exercise thereof at the Purchase Price, that number of common shares of the acquiror that at the time of such transaction will have a market value of two times the Purchase Price.

        At any time after the Shares Acquisition Date and prior to the acquisition by an Acquiring Person of beneficial ownership of 50% or more of the outstanding shares of Common Stock, the Board of Directors may exchange, in whole or in part, the Rights (other than the Rights of the Acquiring Person) for Common Stock, at an exchange ratio of one share of Common Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges) for each Right.

        At any time prior to the earlier to occur of (i) the tenth day after the Shares Acquisition Date (or such later date as may be approved by the Board) or
(ii) the Final Expiration Date, the Board of Directors may redeem the Rights, in whole but not in part, at $.01 per share, or terminate the Rights in whole, but not in part, at no cost. After the Shares Acquisition Date, the Board may extend the time period described in clause (i) above or may redeem or terminate the Rights only if at the time of taking such action there are then in office not less than a majority of directors who are "Continuing Directors" and such extension, termination or redemption is approved by a majority of such Continuing Directors. A "Continuing Director" is defined as a member of the Board who is not an Acquiring Person who was either a member of the Board prior to the Shares Acquisition Date or subsequently became a director and whose nomination or election to the Board was recommended or approved by a majority of Continuing Directors then on the Board.

        The terms of the Rights may be amended by the Board without the consent of the holders of the Rights, except that, subject to the Board's right to terminate or redeem the Rights, from and after the Shares Acquisition Date no such amendment may adversely affect the interest of the holders of the Rights or may be made without the consent of the holders of a majority of the Rights (other than Acquiring Persons). Subsequent to the Shares Acquisition Date, amendments to the terms of the Rights may be made only if at such time there are at least three Continuing Directors and such amendment is approved by a majority of such Continuing Directors.

THE FOREGOING IS A SUMMARY OF THE POISON PILL AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE THERETO. THE DESCRIPTION OF THE RIGHTS SET FORTH AS ITEM 1 OF THE COMPANY'S REGISTRATION STATEMENT ON FORM 8-A, DATED FEBRUARY 1, 1993, AS AMENDED TO DATE, IS ATTACHED HERETO AS EXHIBIT A.

        Under the Shareholder Rights By-law, if the Company received an Offer that remained open for 90 days and no person became an Acquiring Person during such period and the Board did not obtain shareholder approval to continue defensive measures against the Offer, the Board would be required to either redeem the Rights or amend the Poison Pill so that it would no longer be an impediment to such an Offer. The Board would be required to take such action even if the Board believed in the exercise of its fiduciary duties that the Offer was not advantageous for the shareholders of Rexene. The Soliciting Group believes that this result is in the best interest of shareholders because the shareholders, rather than the Board of Directors, should have the ultimate decision on whether to accept the Offer.

        The Certificate of Incorporation authorizes the Board "to make, repeal, alter, amend and rescind the by-laws of the Corporation in accordance with their terms." (emphasis added) The Shareholder Rights By-law will provide that it may be repealed, altered, amended or rescinded ("Changed") by the Board only under the following conditions: (i) the Change is made at a meeting of the Board held in connection with an annual meeting of stockholders, (ii) there is a public announcement at least ninety days in advance of such annual meeting that the Board intends to make such Change and (iii) the stockholders do not adopt a resolution at such annual meeting to disapprove such Change by the vote of a majority of the shares voting on such resolution.
        If the Board failed to obtain shareholder approval to continue defensive measures against a qualified Offer, the Shareholder Rights By-law could require the Board to terminate such defensive measures whether or not the Offer was advantageous for the Company's shareholders; but the Soliciting Group believes that the shareholders' failure to grant such approval would be evidence that the Offer was advantageous for the Company's shareholders and that therefore the adoption of the Shareholder Rights By-law is in the shareholders' best interests.

        In the absence of an offer to purchase all of the Common Stock during the previous twelve months, the By-law only applies to offers of at least the Trigger Premium. Although the average acquisition premium in Rexene's industry is higher than the Trigger Premium, the Soliciting Group believes that a premium of this size is large enough to be worthy of consideration by stockholders. The Trigger Premium condition does not apply when there has been an offer for the Common Stock within the preceding twelve months because under those circumstances it is likely that the market price of the Common Stock will be affected by expectations that the offeror may make another offer. While there can be no assurance that the Company will ultimately get a price higher than the Trigger Premium, acquisition bids often attract competition that leads to subsequent offers at a price higher than the initial offer or the initial bidder may raise its price.

        The Soliciting Group believes that the provision for a shareholder vote assures that the By-law will not be used to facilitate coercive offers. The courts have defined a coercive offer as "an offer which has the effect of compelling shareholders to tender their shares out of fear of being treated less favorably in the second stage." If a majority of the Company's shareholders consider an offer coercive, the Board will be able to win shareholder approval to continue defensive measures against the Offer for more than ninety days.

        Based on their experiences as investors in target company securities, the Soliciting Group believes that ninety days is normally sufficient time for a target company, seeking a higher offer, to complete the bidding process. However, circumstances could arise in which a board of directors seeking a higher offer was unable to complete the entire process of finding and closing an alternative transaction within the ninety-day period prescribed by the Shareholder Rights By-law. Similarly, if a board were trying to negotiate the terms of an acquisition with a prospective purchaser, the inability to resist a hostile tender offer by that purchaser beyond an initial ninety-day period could reduce the board's leverage to negotiate favorable terms for stockholders. The Soliciting Group believes the ninety-day limit on defensive measures in the Shareholder Rights By-law need not prevent the Board from obtaining the best possible terms for stockholders in either of these situations, because the Board would be free to seek stockholder approval to continue defensive measures for an additional period of time. However, given the time periods required to solicit proxies and possibly to call and hold a stockholders meeting, the Board would have to plan ahead to get such approval before the end of the ninety-day period; and if the Board failed to do so it is possible that under the Shareholder Rights By-law the Board would lose the power to take defensive measures against an Offer that was not in the best interests of Shareholders.

        While the Soliciting Group believes that the Shareholder Rights By-law is valid, they recognize that the courts have not considered the validity of it or any similar by-law and, therefore, have not resolved the extent to which stockholder-adopted by-laws may limit the authority of a board of directors to oppose, or to adopt or employ defensive measures against, takeover bids. Accordingly, it is uncertain whether the Shareholder Rights By-law would survive a court challenge.



        The Soliciting Group believes that Section 109 of the Delaware General Corporation Law authorizes the enactment of the Shareholder Rights By-law.
Section 109(a) gives stockholders the power to "adopt, amend or repeal By-laws."
Section 109(b) states: "The by-laws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees." (emphasis added) In a review of the Delaware General Corporation Law, the Certificate of Incorporation and By-laws, the Soliciting Group has not discovered any provisions that bar stockholders from adopting the Shareholder Rights By-law. They believe that Section 141(a) of the Delaware General Corporation Law does not bar the adoption of the Shareholder Rights By-law. That section states: "The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." (emphasis added) The Soliciting Group believes that the adoption of the Shareholder Rights By-law is not inconsistent with Section 141(a) for two reasons. First, if Section 141(a) is read as granting the board of directors exclusive authority over the business and affairs of the corporation, that grant is qualified by the phrase "except as may be otherwise provided in this chapter or in its certificate of incorporation." The savings clause leaves room for the grant of authority in

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


Section 109 for stockholders to adopt by-laws, such as the Shareholder Rights By-law, which relate to the rights and powers of stockholders and directors. Second, the Soliciting Group believes that any reading of Section 141(a) that invalidated the Shareholder Rights By-law would make meaningless Section 109's broad grant of authority for stockholders to adopt by-laws relating to the rights of powers of stockholders and directors.




        The Soliciting Group also believes that the Shareholder Rights By-law does not conflict with Delaware case law dealing with the fiduciary duties of boards of directors. In certain cases, courts interpreting Delaware law have, on the basis of particular facts presented, upheld reasonable defensive measures adopted by directors who, in good faith and upon reasonable investigation, believed that a hostile offer posed a danger to corporate policy and effectiveness, even though a majority of the stockholders may have tendered their shares. The Soliciting Group believes that these cases do not support invalidating the Shareholder Rights By-law because in none of those cases was the board's discretion limited by a by-law previously adopted by stockholders pursuant to their powers under Section 109, nor did the court consider the stockholders' authority to adopt such a by-law. The Soliciting Group believes it is inherent in the Delaware scheme of corporate law that while the board is entitled to exercise its judgment in responding to a tender offer or other takeover bid, its judgment must be exercised within the framework of statutes, charter provisions and by-laws which in certain instances limit the actions that directors may take even when the directors believe that their chosen course of action is in the best interests of stockholders.



PROPOSAL TO AMEND THE BY-LAWS TO ELECT NOT TO BE GOVERNED BY THE BUSINESS COMBINATION STATUTE

        The Soliciting Group will propose that stockholders adopt an amendment to the By-laws electing not to be governed by the Business Combination Statute.

        The Business Combination Statute provides, in effect, that if any person acquires beneficial ownership of 15% or more of the Company's outstanding shares (thereby becoming an "Interested Shareholder"), the Interested Shareholder may not engage in a business combination with the Company for three years thereafter, subject to certain exceptions. Among the exceptions are (i) the Board's prior approval of such acquisition; (ii) the acquisition of at least 85% of the Company's shares (subject to certain exclusions) in the transaction in which such person becomes an Interested Shareholder; and (iii) the approval of such business combination by 66 2/3% of the outstanding stock not owned by the Interested Shareholder. The Company's shareholders may, by a vote of a majority of the outstanding shares, adopt an amendment to the By-laws or Certificate of Incorporation electing not to be governed by the Business Combination Statute. Such amendment would become effective twelve months after adoption and would not be subject to amendment by the Board and would not apply to a business combination with a person who became an Interested Shareholder prior to the adoption of such amendment.

THE FOREGOING IS A SUMMARY OF THE BUSINESS COMBINATION STATUTE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE THERETO. THE TEXT OF THE BUSINESS COMBINATION STATUTE IS ATTACHED HERETO AS EXHIBIT B.

        While the proposed By-law could facilitate a business combination with a 15% or greater shareholder, whether or not the transaction was advantageous for shareholders, the Soliciting Group believes that the adoption of this By-law is in the best interests of shareholders because the Business Combination Statute discourages offers to acquire the Company's shares; and they believe that the Delaware "entire fairness" doctrine provides adequate protection of the interests of the other shareholders in a business combination with a controlling shareholder.

        The Business Combination Statute discourages offers to acquire the Company's shares, in the Soliciting Group's opinion, by creating obstacles to second-stage mergers in which successful offerors acquire the remainder of the Company's shares. The Business Combination Statute has this effect because it requires the offeror to win the votes of a two-thirds super-majority of the minority shareholders to approve a second-stage merger unless the offeror acquired at least 85% of the Company's shares (subject to certain exclusions) in the transaction in which the offeror became an Interested Shareholder or unless such transaction was approved by the Board of Directors. If the Company were to opt out of the Business Combination Statute, there would be no specific vote of the minority shareholders required by statute to effect a second-stage merger. In such event, if an Interested Shareholder proposed to acquire the remainder of the Company's shares in a second-stage merger which was not subject to the Business Combination Statute, it might be able to accomplish this transaction without the favorable vote of a majority of the minority shareholders. As a result an acquiror might be able to accomplish a second-stage merger which was opposed by a majority of the minority shareholders and which, such shareholders did not believe was in their best interests.

        However, the Soliciting Group believes that the Company's remaining shareholders would not require the protection of the Business Combination Statute, because under Delaware law a second-stage merger with a controlling shareholder would have to satisfy the entire fairness test. This test requires the courts to conduct a comprehensive review of the fairness of such a transaction. Its scope has been described by the Delaware Supreme Court in Weinberger v. UOP, Inc.: "The concept of fairness has two basic aspects: fair dealing and fair price. The former embraces questions of when the transaction was timed, how it was initiated, structured, negotiated, disclosed to the directors, and how the approvals of the directors and shareholders were obtained. The latter aspect of fairness relates to the economic and financial considerations of the proposed merger, including all relevant factors: assets, market value, earnings, future prospects, and any other elements that affect the intrinsic or inherent value of a company's stock." It is common practice for acquirors to satisfy this requirement by conditioning a second-stage merger on approval by a majority of the minority shareholders.

                  RECESS OR ADJOURNMENT OF MEETING AND OTHER MATTERS

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


        The Soliciting Group also anticipates requesting, in the proxy solicitation relating to the Special Meeting, authority to initiate and vote for proposals to recess or adjourn the Special Meeting for any reason, including to allow inspectors of the election to certify the outcome of the election of directors, or to allow the solicitation of additional votes, if necessary, to approve the Special Meeting Proposals. The Soliciting Group does not currently anticipate additional Special Meeting Proposals on any substantive matters. Nevertheless, the Soliciting Group may elect to cause additional Special Meeting Proposals to be identified in the notice of, and in the proxy materials for, the Special Meeting.

             CERTAIN INFORMATION CONCERNING WYSER-PRATTE AND OTHER
                        PARTICIPANTS IN THE SOLICITATION

        Wyser-Pratte is President and Chief Executive Officer of Wyser-Pratte Management Company and WPC, which are principally engaged in money management and event arbitrage. The principal executive offices of WPC are located at 63 Wall Street, New York, New York 10005. As of November 7, 1996, Wyser-Pratte owns beneficially 953,600 shares of the Common Stock, representing approximately 5.07% of the Outstanding Common Stock. This includes shares owned directly by Wyser-Pratte and shares owned by investment partnerships and other managed accounts for which affiliates of WPC are the general partner or investment manager. Other than Wyser-Pratte, no other officer of WPC owns any shares of Common Stock. In addition, 52,000 shares of Common Stock, representing approximately .28% of the Outstanding Common Stock were held by clients of WPC in certain brokerage accounts maintained with WPC. Neither Wyser-Pratte nor WPC has any voting or investment power or authority with respect to shares of Common Stock held in such accounts, and both Wyser-Pratte and WPC disclaim beneficial ownership of such shares.

        Spear, Leeds is principally engaged as a registered broker-dealer and market maker. The principal executive offices of Spear, Leeds are located at 120 Broadway, New York, New York 10271. The sole general partner of Spear, Leeds is SLK LLC, a New York limited liability company, with principal executive offices located at 120 Broadway, New York, New York 10271. SLK LLC is controlled by SLK Management Inc., a New York corporation ("SLK Management"). The executive offices of SLK Management are located at 120 Broadway, New York, New York 10271. SLK Management's principal business is serving as the Managing Member of SLK LLC. As of November 7, 1996, Spear, Leeds owns beneficially 948,600 shares of the Common Stock, representing approximately 5.04% of the Outstanding Common Stock. No officer of SLK Management owns any shares of Common Stock.

        The members of the Soliciting Group have orally agreed (i) to share expenses incurred in connection with the filing of the Schedule 13D and this Solicitation Statement and the matters described herein and (ii) that any purchases or sales of shares of Common Stock made on or after October 3, 1996 will be allocated 50% to Wyser-Pratte and his affiliates, on the one hand, and 50% to Spear, Leeds, on the other, unless otherwise agreed.

        See the Company's Preliminary Revocation Solicitation Statement for information regarding Common Stock held by the Company's principal shareholders and its management.

                               GENERAL INFORMATION

        This Solicitation Statement and the accompanying GOLD Agent Designation Card are first being made available to shareholders on or about December __, 1996. Executed Agent Designations will be solicited by mail advertisement, telephone, telecopier and in person. Solicitation will be made by Wyser-Pratte, Eric Longmire, Senior Managing Director of WPC, and Fred Kambeitz, George Kohl, Gregg Villany and Howard Wiesenfeld of Spear, Leeds, none of whom will receive additional compensation for such solicitation. Proxies will be solicited from individuals, brokers, banks, bank nominees and other institutional holders. The Soliciting Group has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares they hold of record. The Soliciting Group will reimburse these record holders for their reasonable out-of-pocket expenses.

               In addition, the Soliciting Group has retained MacKenzie to solicit Agent Designations in connection with calling the Special Meeting for which MacKenzie will be paid a fee of approximately $______ and will be reimbursed for its reasonable expenses. MacKenzie will employ approximately [40] people in its efforts. Costs incidental to this solicitation include expenditures for printing, postage, legal and related expenses and are expected to be approximately $[______]. The total costs incurred to date in connection with this solicitation are not in excess of $[______]. If the Nominees are elected, the Soliciting Group will ask the Board to have the Company reimburse it for costs and expenses incurred in connection with this proxy solicitation. The Soliciting Group does not intend to request that its reimbursement request be submitted to a vote of stockholders.

                    REVOCABILITY OF SIGNED AGENT DESIGNATIONS

        You may revoke your Agent Designation at any time by executing and delivering a written revocation to Wyser-Pratte at 63 Wall Street, New York, New York 10005 or the Company, at 5005 LBJ Freeway, Dallas, Texas 75244 (please send a copy of any revocation sent to the Company to Wyser-Pratte, so that the Soliciting Group is aware of the revocation). Such a revocation must clearly state that your Agent Designation is no longer effective. An Agent Designation may also be revoked by notice given to the Company in a meeting of the Company's stockholders. Any revocation of an Agent Designation will not effect any action taken by the Designated Agents pursuant to the Agent Designation prior to such revocation.

                                                   GUY P. WYSER-PRATTE

                                                   SPEAR, LEEDS & KELLOGG

IF YOUR SHARES OF REXENE CORPORATION COMMON STOCK ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER INSTITUTION, ONLY IT CAN SIGN AN AGENT DESIGNATION WITH RESPECT TO YOUR COMMON STOCK. ACCORDINGLY, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND GIVE INSTRUCTIONS FOR AN AGENT DESIGNATION TO BE SIGNED REPRESENTING YOUR SHARES OF COMMON STOCK.

IF YOU HAVE ANY QUESTIONS ABOUT GIVING YOUR AGENT DESIGNATION OR REQUIRE ASSISTANCE, PLEASE CONTACT MACKENZIE PARTNERS, INC. TOLL-FREE AT (800) 322-2885, OR ERIC LONGMIRE, SENIOR MANAGING DIRECTOR OF WPC AT (212) 495-5357.

                                                                       EXHIBIT A

                          Common Stock Purchase Rights

        On January 26, 1993, the Board of Directors of the Registrant declared a dividend of one common stock purchase right (a "Right") for each outstanding share of common stock, par value $.01 per share (the "Common Stock"), of the Company. The dividend is payable on February 8, 1993 (the "Record Date") to the stockholders of record of the Common Stock on that date. When the Rights become exercisable, each Right will entitle the registered holder to purchase from the Registrant one share of Common Stock at a price of $25 per share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Registrant and American Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent").

        Until the earlier to occur of the Close of Business on (i) the tenth day after the date a person (an "Acquiring Person") (other than the Registrant, any subsidiary of the Registrant, or any employee benefit plan of the Registrant or any subsidiary of the Registrant) alone or together with affiliates and associates, has become the beneficial owner of 15% (or such lower threshold as may be established by the Board of Directors) or more of the outstanding shares of Common Stock or (ii) the tenth business day after the date (or such later date as may be determined by action of the Board of Directors prior to such time as any person becomes an Acquiring Person) of the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group (other than the Registrant, any subsidiary of the Registrant, or any employee benefit plan of the Registrant or any subsidiary of the Registrant) of 15% (or such lower threshold as may be established by the Board of Directors) or more of such outstanding shares of Common Stock (the earlier of (i) or (ii) being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate with a copy of this Summary of Rights attached thereto.

        The Rights Agreement  provides that,  until the  Distribution  Date, the
Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier termination or expiration of the Rights), new Common Stock certificates issued after the Record Date, upon transfer or new issuance of shares of Common Stock, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier termination or expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock, outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificate") will be mailed to holders of record of the shares of Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights. Each share of

Common Stock issued after the Distribution Date and prior to the earlier of the termination or expiration of the Rights pursuant to exercise of any option, warrant, right or conversion privilege contained in any option, warrant, right or convertible security issued by the Registrant prior to the Distribution Date (other than the Rights) shall also include the right to receive a Right (unless the Board of Directors provides to the contrary at the time of issuance of any such option, warrant, right or convertible security) and Right Certificates evidencing such Rights shall be issued at the time of issuance of such shares of Common Stock.

        The Rights are not exercisable until the Distribution Date. The Rights will expire on February 8, 2003 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier terminated by the Registrant, in each case, as described below.

        The Purchase Price payable, and the number of shares of Common stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) upon the grant to holders of the shares of Common Stock of certain rights or warrants to subscribe for or purchase shares of Common Stock at a price, or securities convertible into shares of Common Stock with a conversion price, less than the then current market price of the shares of Common Stock or
(iii) upon the distribution of holders of the shares of Common Stock of evidences of indebtedness or assets (excluding a regular quarterly cash dividend or a dividend payable in shares of Common Stock) or of subscription rights or warrants (other than those referred to above).

        The number of outstanding Rights and the number of shares of Common Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

        In the event that on or after the first date of public announcement by the Registrant or an Acquiring Person that an Acquiring Person has become such (the "Shares Acquisition Date") the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold (in one transaction or a series of transactions other than in the ordinary course of business), proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of common shares of the acquiring company which at the time of such transaction will have a market value of two times the Purchase Price. In the event that any person, together with its affiliates and associates, becomes the beneficial owner of 15% (or such lower threshold as may be established by the Board of Directors) or more of the shares of Common Stock then outstanding, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common Stock of the Registrant having a market value of two times the Purchase Price. Under no circumstances may a Right be exercised following the occurrence of an event set forth in the preceding sentence prior to the expiration of the Registrant's right of termination.

        At any time after any person becomes an Acquiring Person and prior to the acquisition by such person, together with its affiliates and associates, of beneficial ownership of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Registrant may exchange the Rights (other than Rights owned by such person which have become void), in whole or in part, at an exchange ratio of one share of Common Stock (or of a share of a class or series of the Registrant's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

        With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Common Stock will be issued and in lieu thereof, an adjustment in cash will be made based on the market price of the shares of Common Stock on the last trading day prior to the date of exercise.

        At any time prior to the earlier to occur of (i) the acquisition by a person, together with its affiliates and associates, of beneficial ownership of 15% (or such lower threshold as may be established by the Board of Directors) or more of the outstanding shares of Common Stock or (ii) the Final Expiration Date, the Board of Directors of the Registrant may terminate the Rights in whole, but not in part, at no cost. The termination of the Rights may be made effective at such time on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any termination of the Rights, all rights relating to the Rights, including the right to exercise the Rights, will terminate.

        The terms of the Rights may be amended by the Board in any manner without the consent of the holders of the Rights, except that from and after such time as any person becomes an Acquiring Person, no such amendment may adversely affect the interest of the holders of the Rights or may be made without the consent of the holders of a majority of the Rights (other than Acquiring Persons.)

        Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Registrant, including, without limitation, the right to vote (other than with respect to the amendment of Rights in certain circumstances) or to receive dividends.

        As of January 28, 1993, there were (i) 10,496,164 shares of Common Stock issued and outstanding, (ii) 770 shares of Common Stock held in treasury, and
(iii) 359,261 shares of Common Stock reserved for issuance pursuant to the Registrant's 1988 Stock Incentive Plan, the Registrant's Nonqualified Stock Option Plan for Outside Directors, stock options granted to a key employee, and the 1992 corporate reorganization of the

Registrant under its First Amended Plan of Reorganization under Chapter 11 of the United States Bankruptcy Code. One Right will be distributed to stockholders of the Registrant for each share of Common Stock owned of record by them on February 8, 1993. One Right will be issued with respect of each share of Common Stock that shall become outstanding between the Record Date and the earliest of the Distribution Date, the date of termination of the Rights and the Final Expiration Date. The Registrant's Board of Directors has reserved for issuance upon exercise of the Rights 11,000,000 shares of Common Stock. Prior to the Distribution Date, when additional shares of Common Stock are issued, Rights will be issued simultaneously therewith and, to the extent necessary, shares of Common Stock will be reserved for issuance upon exercise of such Rights.

        The Rights have certain anti-takeover effects. The Rights could cause substantial dilution to a person or group that attempts to acquire the Registrant in a manner or on terms not approved by the Board of Directors of the Registrant. The Rights, however, should not deter any prospective offeror willing to negotiate in good faith with the Board of Directors. Nor should the Rights interfere with any merger or business combination approved by the Board prior to an Acquiring Person's acquiring 25% or more of the Registrant's Common Stock.

        A copy of the Rights Agreement between the Registrant and the Rights Agent specifying the terms of the Rights is attached as an Exhibit and incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

        Amendments to the Rights Agreement.

        On August 29, 1994, the Company and the Rights Agent entered into an amendment ("Amendment No. 1") to the Rights Agreement. Amendment No. 1 amends the Rights Agreement to increase the initial Purchase Price (as defined therein) of the Common Stock subject to the Rights from $25 to $60 per share.

        On July 22, 1996, the Company and the Rights Agent entered into an amendment ("Amendment No. 2") to the Rights Agreement. Amendment No. 2 amends the Rights Agreement as follows:

        (1) to amend the definition of "Acquiring Person" to provide that if the Board of Directors (consisting of a majority of Continuing Directors (as defined therein)) of the Company, within 10 business days after the first date on which the Company became aware that any person, together with its affiliates and associates, is the beneficial owner of shares of Common Stock of the Company, would be an Acquiring Person, determines in good faith that such person has inadvertently exceeded the threshold set forth in the definition of Acquiring Person, and such person divests as promptly as practicable a sufficient number of shares of Common Stock of the Company so that such person would no longer be an Acquiring Person, then such person shall not be deemed an Acquiring Person;

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        (2)    to add a definition of "Continuing Directors";

        (3) to add a legend to the certificates representing shares of Common Stock of the Company issued after July 22, 1996 to indicate that such stock certificate entitle the holders thereof to certain rights as set forth in the Rights Agreement, as amended;

        (4) to provide that a majority of the Board of Directors of the Company may, at its option, at any time prior to the earlier of (i) the tenth day (or such later date as may be approved by the Board of Directors of the Company) following the date a person becomes an Acquiring Person or (ii) the Final Expiration Date (as defined therein), either redeem or terminate the Rights; and

        (5) to amend the amendment provisions to provide that the Rights Agreement may be amended after a person becomes an Acquiring Person only if at the time of the action of the Board of Directors approving such amendment there are then in office not less than three Continuing Directors and such amendment is approved by a majority of the Continuing Directors then in office.

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                                                                       EXHIBIT B

        203 BUSINESS COMBINATIONS WITH INTERESTED STOCKHOLDERS. (a) Notwithstanding any other provisions of this chapter, a corporation shall not engage in any business combination with any interested stockholder for a period of 3 years following the time that such stockholder became an interested stockholder, unless:

            (1) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, or

            (2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or

            (3) At or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

            (b) The restrictions contained in this section shall not apply if:

            (1) the corporation's original certificate of incorporation contains a provision expressly electing not to be governed by this section;

            (2) the corporation, by action of its board of directors, adopts an amendment to its bylaws within 90 days of the effective date of this section, expressly electing not to be governed by this section, which amendment shall not be further amended by the board of directors.

            (3) the corporation, by action of its stockholders, adopts an amendment to its certificate of incorporation or bylaws expressly electing not to be governed by this section, provided that, in addition to any other vote required by law, such amendment to the certificate of incorporation or bylaws must be approved by the affirmative vote of a majority of the shares entitled to vote. An amendment adopted pursuant to this paragraph shall be effective immediately in the case of a corporation that both (i) has never had a class of voting stock that falls within any of the three categories set out in subsection
(b)(4) hereof, and (ii) has not elected by a provision in its original certificate of incorporation or any amendment thereto to be governed by this section. In all other cases, an amendment adopted pursuant to this paragraph shall not be effective until 12 months after the adoption of such amendment and shall not apply to any business combination



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

between such corporation and any person who became an interested stockholder of such corporation on or prior to such adoption. A bylaw amendment adopted pursuant to this paragraph shall not be further amended by the board of directors;

            (4) the  corporation  does not have a class of voting  stock that is
(i) listed on a national securities exchange, (ii) authorized for quotation on The NASDAQ Stock Market or (iii) held of record by more than 2,000 stockholders, unless any of the foregoing results from action taken, directly or indirectly, by an interested stockholder or from a transaction in which a person becomes an interested stockholder;

            (5) a stockholder becomes an interested stockholder inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares so that the stockholder ceases to be an interested stockholder and (ii) would not, at any time within the 3 year period immediately prior to a business combination between the corporation and such stockholder, have been an interested stockholder but for the inadvertent acquisition of ownership;

            (6) the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required hereunder of a proposed transaction which (i) constitutes one of the transactions described in the second sentence of this paragraph; (ii) is with or by a person who either was not an interested stockholder during the previous 3 years or who became an interested stockholder with the approval of the corporation's board of directors or during the period described in paragraph
(7) of this subsection (b); and (iii) is approved or not opposed by a majority of the members of the board of directors then in office (but not less than 1) who were directors prior to any person becoming an interested stockholder during the previous 3 years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to (x) a merger or consolidation of the corporation (except for a merger in respect of which, pursuant to section 251(f) of the chapter, no vote of the stockholders of the corporation is required); (y) a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of the corporation or of any direct or indirect majority-owned subsidiary of the corporation (other than to any direct or indirect wholly-owned subsidiary or to the corporation) having an aggregate market value equal to 50% or more of either that aggregate market value of all of the assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation; or (z) a proposed tender or exchange offer for 50% or more of the outstanding voting stock of the corporation. The corporation shall give not less than 20 days notice to all interested stockholders prior to the consummation of any of the transactions described in clauses (x) or (y) of the second sentence of this paragraph; or

            (7) The business combination is with an interested stockholder who became an interested stockholder at a time when the restrictions contained in this section did not apply by reason of any paragraphs (1) through (4) of this subsection (b), provided, however, that this paragraph (7) shall not apply if, at the time such interested stockholder


                                       B-2

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


became an interested stockholder, the corporation's certificate of incorporation contained a provision authorized by the last sentence of this subsection (b).

                Notwithstanding paragraphs (1), (2), (3) and (4) of this subsection, a corporation may elect by a provision of its original certificate of incorporation or any amendment thereto to be governed by this section; provided that any such amendment to the certificate of incorporation shall not apply to restrict a business combination between the corporation and an interested stockholder of the corporation if the interested stockholder became such prior to the effective date of the amendment.

            (c)  As used in this section only, the term:

            (1) "affiliate" means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person.

            (2) "associate," when used to indicate a relationship with any person, means (i) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock,
(ii) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity, and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.

            (3)   "business   combination,"   when  used  in  reference  to  any
corporation and any interested stockholder of such corporation, means:

            (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with (A) the interested stockholder, or (B) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested stockholder and as a result of such merger or consolidation subsection (a) of this section is not applicable to the surviving entity;

            (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of such corporation, to or with the interested stockholder, whether as part of a dissolution or otherwise, of assets of the corporation or of any direct or indirect majority-owned subsidiary of the corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation;

            (iii) any transaction which results in the issuance or transfer by the corporation or by any direct or indirect majority-owned subsidiary of the corporation of any stock of the corporation or of any stock of the corporation or of such subsidiary to the interested stockholder, except (A) pursuant to the exercise, exchange or conversion of securities


                                       B-3

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


exercisable for, exchangeable for or convertible into stock of such corporation or any such subsidiary which securities were outstanding prior to the time that the interested stockholder became such, (B) pursuant to a merger under Section 251(g) of this title; (C) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of such corporation or any such subsidiary which security is distributed, pro rata to all holders of a class or series of stock of such corporation subsequent to the time the interested stockholder became such, (D) pursuant to an exchange offer by the corporation to purchase stock made on the same terms to all holders of said stock, or (E) any issuance or transfer of stock by the corporation, provided however, that in no case under (C)-(E) above shall there be an increase in the interested stockholder's proportionate share of the stock of any class or series of the corporation or of the voting stock of the corporation;

            (iv) any  transaction  involving  the  corporation  or any direct or indirect majority-owned subsidiary of the corporation which has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation or of any such subsidiary which is owned by the interested stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the interested stockholder; or

            (v) any receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of such corporation) of any loans, advances, guarantees, pledges, or other financial benefits (other than those expressly permitted in subparagraphs (i)-(iv) above) provided by or through the corporation or any direct or indirect majority owned subsidiary.

            (4) "control," including the term "controlling," "controlled by" and "under common control with," means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract, or otherwise. A person who is the owner of 20% or more of the outstanding voting stock of any corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting stock, in good faith and not for the purpose of circumventing this section, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

            (5) "interested stockholder" means any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the corporation, or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the 3-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person; provided, however, that the term


                                       B-4

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

"interested stockholder" shall not include (x) any person who (A) owned shares in excess of the 15% limitation set forth herein as of, or acquired such shares pursuant to a tender offer commenced prior to, December 23, 1987, or pursuant to an exchange offer announced prior to the aforesaid date and commenced within 90 days thereafter and either (I) continued to own shares in excess of such 15% limitation or would have but for action by the corporation or (II) is an affiliate or associate of the corporation and so continued (or so would have continued but for action by the corporation) to be the owner of 15% or more of the outstanding voting stock of the corporation at any time within the 3-year period immediately prior to the date on which it is sought to be determined whether such a person is an interested stockholder or (B) acquired said shares from a person described in (A) above by gift, inheritance or in a transaction in which no consideration was exchanged; or (y) any person whose ownership of shares in excess of the 15% limitation set forth herein in the result of action taken solely by the corporation provided that such person shall be an interested stockholder if thereafter such person acquires additional shares of voting stock of the corporation, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an interested stockholder, the voting stock of the corporation deemed to be outstanding shall include stock deemed to be owned by the person through application of paragraph (8) of this subsection but shall not include any other unissued stock of such corporation which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

            (6)  "person"  means  any  individual,   corporation,   partnership,
unincorporated association or other entity.

            (7) "Stock" means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.

            (8) "Voting stock" means, with respect to any corporation, stock of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a corporation, any equity interest entitled to vote generally in the election of the governing body of such entity.

            (9) "owner" including the terms "own" and "owned" when used with respect to any stock means a person that individually or with or through any of its affiliates or associates:

            (i) beneficially owns such stock, directly or indirectly; or

            (ii) has (A) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such person or any of such person's affiliates or associates until such tendered stock is accepted for purchase or exchange; or
(B) the right to vote such  stock  pursuant  to any  agreement,  arrangement  or


                                       B-5

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



understanding; provided, however, that a person shall not be deemed the owner of any stock because of such person's right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more persons; or

            (iii) has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (B) of clause (ii) of this paragraph), or disposing of such stock with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such stock.

            (d) No provision of a certificate of incorporation or bylaw shall require, for any vote of stockholders required by this section a greater vote of stockholders than that specified in this section.

            (e)  The  Court  of  Chancery  is  hereby   vested  with   exclusive
jurisdiction to hear and determine all matters with respect to this section.





                                       B-6

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

                                   APPENDIX A

GOLD AGENT DESIGNATION CARD

                                AGENT DESIGNATION

               THIS AGENT DESIGNATION IS SOLICITED BY GUY P. WYSER-PRATTE, WYSER-PRATTE & CO., INC. AND SPEAR, LEEDS & KELLOGG (THE "SOLICITING GROUP") FOR THE APPOINTMENT OF DESIGNATED AGENTS TO CALL A SPECIAL MEETING OF STOCKHOLDERS OF REXENE CORPORATION (THE "COMPANY").

               Each of the undersigned hereby constitutes and appoints Daniel H. Burch, Stanley J. Kay, Jr., and Mark H. Harnett, and each of them, with full power of substitution, the proxies and agents of each of the undersigned (said proxies and agents, together with each substitute appointed by any of them, if any, collectively, the "Designated Agents") in respect of all shares of Common Stock, par value $.01 per share (the "Common Stock"), of the Company owned by the undersigned to do any or all of the following, to which each of the undersigned hereby consents:

               1. To take all such action as shall be necessary or appropriate to call (BUT NOT TO VOTE AT) a special meeting of the stockholders of the Company (the "Special Meeting") for the purpose of considering and voting upon the 'By-laws Proposals' and 'Director Replacement Proposals,' as described in the Solicitation Statement of the Soliciting Group.

               2. To give or cause to be given, to the Company's stockholders entitled thereto, notice of the Special Meeting to be held on a date and at a place and time to be determined by the Designated Agents.


                    (AGENT DESIGNATION CONTINUED ON REVERSE)

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


GOLD AGENT DESIGNATION CARD


               3. To exercise any and all of the other rights of each of the undersigned incidental to (i) calling and convening the Special Meeting and
(ii) causing the purposes of the authority expressly granted hereinabove to the Designated Agents to be carried into effect; provided, however, that NOTHING CONTAINED IN THIS INSTRUMENT SHALL BE CONSTRUED TO GRANT TO THE DESIGNATED AGENTS THE RIGHT, POWER OR AUTHORITY TO VOTE ANY SHARES OWNED BY THE UNDERSIGNED AT THE SPECIAL MEETING.

                                     PLEASE  PROMPTLY  COMPLETE,  SIGN, DATE AND
                                     MAIL IN THE ENCLOSED ENVELOPE.

DATE ________________________, 1996      SIGNATURE______________________________

SIGNATURE, IF HELD JOINTLY _______________________ TITLE _______________________

Please sign exactly as name appears hereon. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee or guardian, give full title as such. If a corporation, sign in full corporate name by President or other authorized officer. If a partnership, sign in partnership name by authorized person.

PLEASE SIGN, DATE AND MAIL PROMPTLY IN THE ENCLOSED ENVELOPE.


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